

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2021

Nick Bhargava
Acting Chief Financial Officer
GROUNDFLOOR REAL ESTATE 1, LLC
600 Peachtree Street
Suite 810
Atlanta, GA 30308

> **Re: GROUNDFLOOR REAL ESTATE 1, LLC**
>   **Post Qualification Statement Amendment No. 27**
>   **To Offering Statement on Form 1-A**
>   **Filed October 20, 2021**
>   **File No. 024-11094**

Dear Mr. Bhargava:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction